FILED BY MERRILL LYNCH & CO., INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: NEW BLACKROCK, INC.
COMMISSION FILE NO. 333-134916
A message from SVP Bob Doll, president and chief investment officer, Merrill Lynch Investment Managers (MLIM), and MD Mike Bitterly, head of MLIM Global Proprietary Business:
BlackRock and MLIM Reveal Post-Merger U.S. Domestic Mutual Fund Lineup for Combined Firm
Dear Colleagues:
BlackRock and MLIM have announced the portfolio management teams that will comprise the new BlackRock’s mutual fund platform after the two firms combine at the end of this year’s third quarter. The mutual fund offerings of both companies are highly complementary, and the limited number of fund consolidations will result in an offering of 87 open-end mutual funds across a range of asset classes including fixed income, equities, money market, real estate and alternatives.
A complete list of the fund reorganizations is available at http://mlim.worldnet.ml.com/fa/ebiz/pages/eIndex.asp?eid=35446&cmty=home. If a fund from either firm does not appear in the list, then there are no current plans to consolidate the fund into another or to change its management team in the near future.
The announcement comes following the submission of several fund reorganization filings (N-14s) to the Securities and Exchange Commission (SEC) as part of a larger initiative to consolidate certain comparable MLIM and BlackRock mutual funds. Additional recent proxy filings are related to the proposed transfer of the investment advisory agreements for the Merrill Lynch funds to BlackRock, which require shareholder approval in order to go into effect.
These consolidations are designed to minimize overlap in the product range, and they include consolidations of ML funds into BlackRock, BlackRock funds into ML and ML funds into other ML funds. Only the shareholders of the funds that are being acquired by another fund are required to approve the changes.

If you have any questions about the BlackRock and MLIM mutual fund consolidations, please contact your MLIM asset management advisor or call 1.866.ASK.MLIM. For additional information, please visit http://mlim.worldnet.ml.com/fa/ebiz/pages/eIndex.asp?eid=35287&cmty=home, where you may view a list of frequently asked questions as well as a sample of the MLIM fund proxies your clients will be receiving. We will continue to update this website in the coming months to provide the most up-to-date information on the MLIM and BlackRock combination and its impacts on the firms’ product lineups.
Sincerely,

DISCLOSURE
In connection with the proposed transaction, a registration statement of New BlackRock Inc. (“New BlackRock”) which includes a preliminary proxy statement of New BlackRock and other materials have been filed with the Securities and Exchange Commission (the “SEC”) and are publicly available. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).
Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 28, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
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Cautionary Language Concerning Forward-Looking Statements
Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.